

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 6, 2006

<u>Via U.S. Mail</u>
Mark E. Monroe
President and Chief Executive Officer
Continental Resources, Inc.
302 N. Independence
Enid, Oklahoma
73701

> **Re: Continental Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 7, 2006**
> **File No. 333-132257**

Dear Mr. Monroe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   Update the document to provide the latest available information. For example, please update the information regarding the status of your application for listing on the New York Stock Exchange, as well as information pertaining to the proposed stock-split to be effectuated prior to the consummation of the offering.   Tell us when you plan the stock-split to

occur and whether the final prospectus will be revised to reflect that information.

3.   Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages 5, 7, 8, 80, 85, 90, 91 and 96. Refer to Rules 430 and 430A of Regulation C and Items 501 (b) (2) and (3) of Regulation S-K with respect to disclosure regarding the amount of shares and the proposed price range.

4.   Please note that we will need time to review all new disclosure, including the artwork you reference following the cover page and all omitted exhibits including the Fifth Restated Credit Agreement, as amended and opinion of counsel. You will expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

5.   We are unable to locate your presentation of the information required by Item 302 of Regulation S-K. Please advise.

Prospectus Summary, page 1

6.   Provide us with objective support for subjective and comparative statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:

- "our per acre costs for out lease acquisitions were approximately 80% lower than the per acre costs paid by third parties and by us …during 2005…";

- "we are typically an early entrant into new or emerging plays;"

7.   "[o]ur large number of identified drilling locations provide for multi-year inventory and have the potential to make the Bakken field one of our largest sources of growth of reserves and production over the next several years…"; and,

8.   "[t]he Red River units…operations will significantly increase production and sweep efficiency…"

Unless you can provide objective supplemental support for statements, this type of language and terminology generally is not appropriate. We may have further comments.

9.   Revise to include a reference to the cash dividend that will be distributed in April 2006 and the proposed stock-split dividend that will be consummated

prior to the closing of the offering.

10.   You repeat much of this section in the Business section on page 52. Revise this section to summarize and highlight the principal aspects of your business and eliminate repetitive disclosure.

11.   We note your disclosure of PV-10 throughout the registration statement. Please include disclosure of SMOG in each instance where this measure is disclosed and provided a cross reference to your reconciliation of this non-GAAP measure to SMOG. Include all disclosure required by Item 10(e) of Regulation S-K.

Risk factors, page 5

12.   Supplement the summary of risks included in this section by referencing the credit risk you face due to the concentration of oil and natural gas receivables from customers upon which you are significantly dependent.

Corporate history and information, page 6

13.   We note disclosure on page 36 in which you indicate that the conversion of the company from a subchapter S-Corporation to a subchapter C-corporation will result in a charge to earnings estimated at $117 million. Discuss the conversion and reasons for it briefly in this section and in the business section of the prospectus. Your disclosure should reference the anticipated charge to earnings of $117 million upon conversion.

Risk Factors, page 13

General

14.   Many of your risk factors could apply to any company in your industry. To assist investors' understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. Make clear how each identified risk impacts you specifically.

15.   In the summary and on page 32 you reference the fact that you are typically an early entrant in new or emerging plays. As done on page 32, include a risk factor that references the risks you face as an early entrant.

16.   Provide captions that concisely identify the risk. Examples of captions for which the underlying risk is unclear include the first on page 15 and the second and third on page 19. Please revise your risk factor captions appropriately.

Risks Related to our Business and our Industry, page 10

"We may incur substantial losses and be subject to substantial liability…" page 17

17.   As may be appropriate, revise to discuss the specific risks unique to the enhanced recovery methods you utilize in the major production areas in which you are operating.

"Competition in the oil and natural gas industry is intense," page 19

18.   Please tailor the risk factor discussion to address the impact to your operations, if material, caused by the increase in compensation that is being offered in order to retain qualified personnel. In this regard, we refer you to disclosure on page 34 in which you state that incentive compensation increased to $4.0 million in 2005 from $413,000 in 2004.

Capitalization, page 26

19.   Please provide a reconciliation with appropriate footnotes for your pro forma presentation of Additional paid-in capital and Retained earnings as we are unable to recalculate the amounts presented with the information disclosed in footnotes (1), (2), and (3).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

20.   Please confirm, if true, that you had no off-balance sheet arrangements required to be disclosed under Item 303(a)(4) of Regulation S-K or otherwise advise.

21.   We note that you use reserve replacement ratio measures to assess your performance and have presented a table with two of those measures on page 35. We also note your statement that the "reserve replacement ratio from all sources measures the degree to which we were able to replace production through exploration and development activities, revisions and proved reserve purchases;" and that the "reserve replacement ratio from extensions and discoveries measures our ability to replace production through exploration and development activities." Due to the variable components of these measures, please revise your discussion to address each of the following, without limitation:

- Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using:

    o non-proved reserve quantities, or,

    o proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

    o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

- We note your discussion of drillbit reserve replacement percentages throughout your filing. Each time that you disclose this measure, please provide a cross reference to additional information to enable investors to better understand how you use the measure and how it is calculated.

22. We also note your disclosure on page 35 of Finding cost per BOE using all sources and Drillbit finding cost and your statement that the "finding cost per Boe using all sources was determined by dividing the costs incurred in proved and unproved property acquisitions and in exploration and development activities by the proved reserve Boe additions from extensions and discoveries, revision and proved reserve purchases." Due to the

variable components of these measures, please revise your discussion to
address each of the following, without limitation.

- Describe how the measure is calculated.

  o The information used to calculate this measure should be derived
    directly from the line items disclosed in the schedule of costs incurred
    and the reconciliation of beginning and ending proved reserve
    quantities, which is required to be disclosed by paragraphs 11 and 21
    of SFAS 69.

  o If the measure does not use data determined in accordance with SFAS
    69, please identify:

    ▪ the source of the data;

    ▪ indicate whether or not the measure is a non-GAAP measure,
      as defined by Item 10(e) (2) of Regulation S-K;

    ▪ if the measure is a non-GAAP measure, supplementally explain
      why it is appropriate to disclose it in Commission filings based
      on the conditions identified in Item 10(e)(1)(ii) of Regulation
      S-K; and,

    ▪ if it is determined that it is appropriate to disclose the non-
      GAAP measure in Commission filings, provide the disclosure
      required by Item 10(e) (1)(i) and Question 8 of the Frequently
      Asked Questions Regarding the Use of Non-GAAP Financial
      Measures, located at
      http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

  o Note that finding costs include asset retirement costs. Therefore, this
    measure should also include asset retirement costs. Refer to the
    February 24, 2004 sample letter sent to oil and gas producers regarding
    SFAS 69 and SFAS 143, located at
    http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

  o Note that future development costs expected to be incurred relative to
    the specific set of reserve additions included in the calculation of the
    measure should also be included in the calculation.

- Identify the status of the proved reserves that have been added (e.g., proved
  developed vs. proved undeveloped).

- o It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

- o When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

- o Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures

- Identify the reasons why proved reserves were added.

  - o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

  - o Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

- Indicate whether or not the finding cost per unit measure is comparable to other like measures disclosed by other companies.

- We further note your disclosure of a three-year average drillbit finding cost and an average drillbit finding cost throughout your filing. Each time that you disclose this measure, please provide a cross reference to additional information to enable investors to better understand how the measure is calculated and how it is being used by you.

Obligations and commitments, page 46

23.   Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest. Additionally, please disclose the relevant terms of the debt.

Oil and Natural Gas Prices Realized , page 33

24.   You reference your historical experience with hedge activity and the fact that you currently do not have any hedges in place. As done on page 50, revise to specify whether you anticipate entering into any hedges in the future and specifically with respect to your 2006 production.

Volumetric operating and administrative costs, page 34

25.   Supplement your disclosure and clarify why unit production expenses are declining due to a "favorable response to the enhanced recovery program."

Liquidity and capital resources, page 44

26.   Although you indicate that you anticipate cash flows and your bank credit facility to be sufficient to assist you in meeting your 2006 budget, revise to clarify whether you will have sufficient cash flows to meet your working capital requirements for the next 12 months.

27.   You discuss your capital requirements for your 2006 capital budget. Expand your discussion to address your long-term needs and sources of liquidity. See instruction 5 to Item 303(a) of Regulation S-K.

28.   With regards to your credit facility, clarify whether you intend to rollover the existing facility into your new one or whether you will pay down the existing one first. If the latter, discuss how you will fund that amount.

Future capital expenditures, page 45

29.   On page 81, you reference the agreement in "principal" reached with Banner Pipeline Company, L.L.C. ("Banner") to purchase the common stock of Banner effective January 1, 2006 for the book value of working capital. This disclosure regarding the pending purchase is not referenced in the business section. Please revise to discuss the pending purchase and your business reasons for acquiring the equity interest in Banner.

Quantitative and qualitative disclosures about market risk, page 50

Credit risk, page 50

30.   Please supplement your disclosure to clarify the "circumstances" that would result in you requesting collateral from such customers in the future. Also, you state that you have not "generally" required [y]our counterparties to provide collateral to support their obligations to [you]". Revise to specifically state whether you have ever requested collateral from a counterparty and the specific circumstances, if any, that caused you to request collateral from such counterparty. Finally, as may be applicable, indicate the percentage of receivables currently outstanding with respect to any counterparty from whom you have historically requested collateral.

Executive officer compensation, page 74

31.   We refer you to Item 402 (a) (3) (i) of Regulation S-K. Revise the summary compensation table to include disclosure with respect to Mr. Monroe who assumed the position of President and Chief Executive Officer during the fiscal year ended 2005. The salary actually paid to Mr. Monroe during that period may be referenced in a footnote.

Selling shareholder and security ownership of certain beneficial owners and management, page 80

32.   Please revise to include all the information required by Item 507 of Regulation S-K.

Certain relationships and related party transactions, page 81

33.   Please file as exhibits to the registration statement, all material agreements entered into between the company and the affiliated parties listed in this section. In this regard, we note that the agreement relating to the pending purchase of common stock of Banner Pipeline LLC, has not been filed.

34.   We note the company's operation of crude oil gathering lines on behalf of Independent Trading and Transportation Company I, L.L.C. ("ITT") and the charges ITT charged the company for crude oil gathering services in North Dakota during the years ended December 31, 2003, 2004 and 2005. Clarify whether the transactions entered into between the company and ITT were on arms-length terms that would have been negotiated amongst unaffiliated parties.

35.   Advise us of the steps you have taken to render a comparison and why you

are unable to compare the terms of the transactions entered into with Hiland Partners LP with respect to the Compression Services Agreement. We may have further comment.

Lock-up Agreements, page 91

36.   Indicate whether the underwriter intends to release Harold G. Hamm or the affiliates from the lock-up agreement prior to the end of the 180 day period.

Underwriting, page 96

37.   Revise to clarify the last bullet point on page 99 and specify the "other factors" the underwriters and selling shareholder will deem relevant in determining the offering price.

Consolidated balance sheets, page F-4

38.   Please include pro forma C-corporation data, similar to that presented on page F-5, for the undistributed earnings of your subchapter S-corporation that you will reclassify to additional paid-in capital.

Consolidated statements of income, page F-5

39.   Please separately disclose the amount of costs and expenses incurred from transactions with related parties. We note your related disclosure beginning on page 81. Refer to Rule 5-03(b)(2) of Regulation S-X.

40.   We note that you present a separate line item for equity compensation. Please reference SAB Topic 14:F and modify your presentation accordingly. In this regard, the staff believes you should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Note 1. Organization and summary of significant accounting policies, page F-8

Oil and gas properties, page F-10

41.   Please include a general description of the asset retirement obligations and the associated long-lived assets as required by paragraph 22(a) of SFAS 143. In addition, please tell us the nature of the revision representing approximately 25% of your beginning asset retirement obligation at January 1, 2004.

42.   Please expand your policy footnote to address the following items identified in SFAS 19, which we believe are required by paragraph 12(b) of

APB 22:

- Describe how your production activity costs are incurred. Refer to paragraphs 23 and 24.

- Disclose how you account for the cost of acquiring or constructing support equipment and facilities. Refer to paragraph 26.

- Address how frequently your DD&A rate is revised. Refer to paragraph 30. We do not note discussion of this under Depreciation, depletion, amortization, accretion and impairment on page F-12.

- Disclose, if applicable, how you account for mineral interests in properties that are conveyed to others. Refer to paragraphs 42-47.

- Disclose how you account for seismic costs incurred. We note your related disclosures on page 4 and 44.

Note 8. Shareholders' equity, page F-20

43. We note you intend to pay an aggregate dividend of $60 million to your stockholders of record on or about April 13, 2006. Since this planned distribution to owners is not reflected in the latest balance sheet, please present a pro forma balance reflecting the distribution accrual along side the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3.

Note 9. Stock compensation, page F-20

44. Please provide us the following information in tabular form for stock option grants and other equity-related transactions for the twelve months prior to the date of the most recent balance sheet and continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

- The type of equity related instrument;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issue;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of compensation deferred, beneficial conversion feature and expense recognized, reconciled to your financial statement disclosures;
- The magnitude and timing of the amortization expense; and

- • Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Please explain, in greater detail, how you determined the value of each grant. provide any reports that you prepared in conjunction with your valuations, and any additional information necessary to understand your methodology and the underlying assumptions. In this regard, we note your statements that "All grants of stock options and restricted stock were issued at the then estimated fair market value of the Company's stock. The Company calculates the per share value quarterly based on shareholders' equity adjusted for the period end PV-10 oil and gas reserve valuation."

Note 12. Discontinued operations, page F-23

45.   We note that you sold all of your outstanding stock in CGI to your shareholders for $22.6 million in July 2004. Please tell us how you assessed whether or not the risks and other incidents of ownership have been transferred to the buyers with sufficient certainty. In addition, please confirm, if true, that you have no continuing involvement in CGI or otherwise advise. Refer to SAB Topic 5:E.

Note 14. Supplemental oil and gas information (unaudited), page F-26

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, page F-28

46.   We note your statement on page F-29 that "Income taxes were not computed at December 31, 2003, 2004 or 2005, as the Company elected S-corporation status effective June 1, 1997." Although you may not have historically been a taxpaying entity, for purposes of comparability, please modify your disclosure to provide for future income taxes at the applicable statutory rate in accordance with paragraph 30(c) of SFAS 69.

Engineering Comments

Risk Factors, page 13

Reserve estimates depend on many assumptions that may turn out to be inaccurate…, page 14

47.   We note that the Bakken shale properties comprise 20% of your total proved reserves, but have cumulative production at 2005 year-end that is less than 10% of estimated ultimate proved reserves. Please amend your document to disclose this fact and implication regarding your estimates.

Summary of oil and natural gas properties and projects, page 57

Cedar Hills Units, page 58

48.   Per our telephone conversation on March 28, 2006, please expand the discussion here to disclose your gas production and sales activities.

Notes to consolidated financial statements, F-8

14. Supplemental oil and gas information (unaudited), page F-27

49.   We note your proved reserve disclosure. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

- In undrilled fault blocks;
- Below the lowest known – penetrated and assessed - structural occurrence of hydrocarbons;
- At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved reserves.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 with respect to questions regarding the engineering comments. Please contact Mellissa Campbell Duru at (202) 551-3757 or, in

her absence, the undersigned at (202) 551-3745 with any other questions. Direct all
correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
         David Oleman, Esq.
         Vinson & Elkins LLP
         (713) 758-2246